[redacted]

SECUR 10028390 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900

(No. and Street)

Portland, Oregon 97209

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Rogers (503)232-6960

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue, Suite 3100, Portland Oregon 97201

(Address) (City) (State) (Zip Code)

SEC Mail Mail Processing Section

MAR 01 2010

Washington, DC 106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Maria Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Financial Securities Marketing, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
SUSAN PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 425383
MY COMMISSION EXPIRES MAR. 20, 2012

Signature

Fin Op
Title

Susan Provencher
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Index
December 31, 2009 and 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors

To the Board of Directors of
M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of M Financial Securities Marketing, Inc. (the "Company") as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2010

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 5,913,936	$ 3,428,921
Intermediary fee receivables	317,195	1,583,846
Deferred income tax asset (Note 4)	98,160	28,443
Prepaid expenses and other assets	3,642	4,676
Total assets	$ 6,332,933	$ 5,045,886
Liabilities		
Payable to Parent for income taxes (Note 4)	$ 2,295,827	$ 2,233,252
Payable to Parent (Note 3)	385,971	402,644
Other liabilities	211,590	-
Total liabilities	2,893,388	2,635,896
Stockholder's Equity		
Common stock, no par value, 100 shares issued and outstanding, 1,000 authorized	1,000	1,000
Additional paid-in capital	279,148	279,148
Retained earnings	3,159,397	2,129,842
Total stockholder's equity	3,439,545	2,409,990
Total liabilities and stockholder's equity	$ 6,332,933	$ 5,045,886

The accompanying notes are an integral part of these financial statements.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Operations
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Intermediary fee income	$ 12,959,641	$ 15,320,195
Interest income	48,922	116,263
Total revenues	13,008,563	15,436,458
Expenses		
Employee compensation and benefits	878,469	856,015
Meetings	695,587	1,110,012
Outside professional fees	333,356	256,955
Office	471,450	297,543
General and administrative	100,844	95,532
Travel	50,284	48,534
Recruiting and relocation	5,447	37,988
Marketing	15,101	18,874
Education	5,347	4,366
Total expenses	2,555,885	2,725,819
Income before income taxes	10,452,678	12,710,639
Provision for income taxes (Note 4)	3,598,469	4,416,075
Net income	$ 6,854,209	$ 8,294,564

The accompanying notes are an integral part of these financial statements.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Totals
Balances as of December 31, 2007	100	$ 1,000	$ 279,148	$ 3,087,936	$ 3,368,084
Net income	-	-	-	8,294,564	8,294,564
Dividends to Parent	-	-	(2,187,342)	(9,252,658)	(11,440,000)
Capital contribution from Parent (Note 4)	-	-	2,187,342	-	2,187,342
Balances as of December 31, 2008	100	1,000	279,148	2,129,842	2,409,990
Net income	-	-	-	6,854,209	6,854,209
Dividends to Parent	-	-	(1,390,346)	(5,824,654)	(7,215,000)
Capital contribution from Parent (Note 4)	-	-	1,390,346	-	1,390,346
Balances as of December 31, 2009	100	$ 1,000	$ 279,148	$ 3,159,397	$ 3,439,545

The accompanying notes are an integral part of these financial statements.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 6,854,209	$ 8,294,564
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Intermediary fee receivables	1,266,651	(785,116)
Deferred income tax asset	(69,717)	2,219
Prepaid expenses and other assets	1,034	165
Payable to Parent for income taxes	1,452,921	2,861,107
Payable to Parent	(16,673)	(72,668)
Other liabilities	211,590	-
Net cash provided by operating activities	9,700,015	10,300,271
Cash flows from financing activities		
Dividends to Parent	(7,215,000)	(11,440,000)
Net increase (decrease) in cash and cash equivalents	2,485,015	(1,139,729)
Cash and cash equivalents		
Beginning of year	3,428,921	4,568,650
End of year	$ 5,913,936	$ 3,428,921
Supplemental cash flow disclosures		
Noncash operating activity – capital contribution from Parent reducing payable to Parent for income taxes (Note 4)	$ 1,390,346	$ 2,187,342

The accompanying notes are an integral part of these financial statements.

1. Basis of Presentation and Significant Accounting Policies

Organization and Nature of Business

M Financial Securities Marketing, Inc. (the "Company"), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of M Financial Holdings Incorporated (the "Parent"). The Parent's primary operating subsidiary is M Life Insurance Company ("M Financial Re"). M Financial Re assumes and retrocedes life insurance contract risks. The life insurance contracts are produced for certain direct writing companies and financial service providers ("Financial Service Providers") by producers who may also be stockholders in the Parent ("Member Firms"). The Company primarily receives intermediary fees in the form of compensation from selected Financial Service Providers for providing intermediary services that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms. The Company commenced operations in November 2006.

Basis of Presentation

The Company is engaged as a limited business broker-dealer, which primarily receives intermediary fees in the form of compensation from selected Financial Service Providers based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms.

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Intermediary Fee Income

Intermediary fees are recognized as earned in the form of override compensation and reimbursement for certain expenses from financial service providers.

Intermediary Fee Receivables

Management believes the amount of any uncollectible accounts receivable is immaterial at December 31, 2009 and December 31, 2008; accordingly, no provision for uncollectible accounts has been recorded.

Cash and Cash Equivalents

The Company's cash consists of bank deposits and money market instruments. For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, on statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balances, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate indebtedness. As of December 31, 2009 and 2008, the Company has net capital of $3,020,548 and $724,446, which is $2,827,655 and $548,720 in excess of its required net capital of $192,893 and $175,726. As of December 31, 2009 and 2008, the Company has a ratio of aggregate indebtedness to net capital of 0.96 to 1 and 3.64 to 1, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because of the nature of its business.

3. Related-Party Transactions

The Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees,an d outside professional services, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2009 and 2008, the Company has a payable to Parent for expenses of $385,971 and $402,644, respectively.

Between the time of the Company's incorporation in June 2005 and the commencement of business operations in November 2006, the Parent contributed capital in the amount of $279,148 in addition to the capital stock of $1,000. The Company currently earns net income to support its operations, however, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses.

In cases where the Company has excess capital from operations, it will pay a dividend to its Parent. In 2009 and 2008, the Company paid dividends to its Parent of $7,215,000 and $11,440,000, respectively, a portion of which was treated as a return of contributed capital. In 2009 and 2008, the return of contributed capital related to the Parent's capital contribution in the amount of $1,390,346 and $2,187,342, respectively, as a result of the Company's tax sharing agreement with the Parent. (Note 4)

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For purposes of the financial statements, federal income taxes are calculated as if the Company filed a separate federal income tax return. The income tax expense included in the statements of operations is as follows:

	2009	2008
Federal	$ 3,589,815	$ 4,411,644
State	8,654	4,431
	$ 3,598,469	$ 4,416,075

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory tax rate	$ 3,553,912
The effect of	
Other	38,846
Increase due to state income taxes, net of U.S. federal income tax effects	5,711
Income tax expense	$ 3,598,469

The Company has a tax sharing agreement with the Parent. Under the tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. Also under this agreement, the Company's income taxes payable to the Parent shall be calculated by taking into account the Company's allocated share based on a stand-alone calculation of the Parent's Incentive Compensation Plan ("ICP") expense that would have been generated by the Company had the Company filed its income tax return separately. The income tax related to the ICP expense is not included in the Company's income tax expense calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate income tax return allocation methodology. This contribution of capital is a noncash transaction.

The temporary differences that give rise to deferred income tax assets as of December 31, 2009 and 2008 relate to the following:

	2009	2008
Deferred income tax assets		
Accrued liabilities	$ 71,940	$ -
Start-up expenses	26,204	28,436
Deferred state income tax, net of federal income tax effect	16	7
Net deferred income tax asset	$ 98,160	$ 28,443

The Company believes that the deferred income tax assets listed are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

5. Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values,bec ause of the short maturity of the instruments.

6. Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, are subject to litigation in the normal course of their business. The Company's management does not believe that such litigation will have a material effect on its financial position.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Computation of net capital	
Total stockholder's equity in statement of financial condition	$ 3,439,545
Less: Nonallowable assets	
Deferred income tax asset	98,160
Intermediary fee receivables	317,195
Prepaid expenses and other assets	3,642
Net capital	$ 3,020,548
Computation of aggregate indebtedness	
Liabilities in statement of financial condition	
Payable to Parent for income taxes	$ 2,295,827
Payable to Parent	385,971
Other liabilities	211,590
Aggregate indebtedness	$ 2,893,388
Computation of basic net capital requirement	
Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 192,893
Excess net capital	2,827,655
Ratio of aggregate indebtedness to net capital	0.96 to 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2009.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Schedule II – Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)

In planning and performing our audit of the financial statements of M Financial Securities Marketing, Inc. (the "Company") as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

PRICEWATERHOUSECOOPERS

M Financial Securities Marketing, Inc.

(a wholly-owned subsidiary of
M Financial Holdings Incorporated)
Financial Statements and Supplementary Information Pursuant to SEC Rule 17a-5
December 31, 2009 and 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report on Agreed Upon Procedures – SEC Rule 17a-5(e)(4)
Report of Independent Accountants

To the Board of Directors of
M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated).

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of M Financial Securities Marketing, Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by M Financial Securities Marketing, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating M Financial Securities Marketing, Inc.'s compliance with the applicable instructions of Form SIPC-7T during the period since April 1, 2009 through December 31, 2009. Management is responsible for M Financial Securities Marketing, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records, as follows: Payment dated January 1, 2009 and in the amount of $150 compared to check copy, check number 064265, obtained from M Financial Securities Marketing, Inc., noting no differences.

2. Compared the sum of Total Revenue reported on page 5 ,line 9 of the Forms X-17A-5 for the quarters ending December 31, 2009, September 30, 2009 and June 30, 2009 less the revenues

reported on M Financial Securities Marketing, Inc.'s Focus Reports for the quarter ending March 31, 2009, with the Total revenue amount of $10,216,747 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 1, revenues, of $10,181,582 to the December 31, 2009 trial balance provided by M Financial Securities Marketing, Inc., noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $35,165 and $88, respectively of the Form SIPC-7T, noting no differences.

   b. Recalculated the mathematical accuracy of the deductions on page 2, item 2c, line 1 of $10,181,582 on the December 31, 2009 trial balance provided by M Financial Securities Marketing, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M Financial Securities Marketing, Inc.,t he Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010